

SECUR 05040875 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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CM 3/23

SEC FILE NUMBER
8- 37924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 DUNDEE RD. SUITE 200
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS 847-498-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES GRIGSBY + CO.
(Name – *if individual, state last, first, middle name*)

8605 W. BRYN MAWR (Address) CHICAGO (City) IL (State) 60631 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MANAGEMENT CONSULTANTS, INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT CONSULTANTS, INC.

TABLE OF CONTENTS

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

January 25, 2005

National Association of Securities Dealers, Inc.
55 West Monroe Suite 2700
Chicago, IL 60603-5001

RE: Capital Management Consultants, Inc.
Northbrook, IL

Supervisors or Examiners,

Per your request, we are hereby reporting no differences in the computation of net capital between unaudited Part IIA as previously submitted by Capital Management Consultants, Inc. and the audited Part IIA for the audit period January 1 through December 31, 2004.

No material inadequacies existed for the audit period January 1 through December 31, 2004.

Very Truly Yours,



Charles Grigsby

cc. Marc Davis

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

INDEPENDENT AUDITORS' REPORT

Board of Directors

Capital Management Consultants, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Capital Management Consultants, Inc. (the "Company") as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Chicago, Illinois

January 25, 2005

CAPITAL MANAGEMENT CONSULTANTS, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS		
Current Assets:		
Cash-Checking Account	$9,728	
Short-Term Investments	21,897	
Accounts Receivable	17,935	
Prepaid Expenses	9,297	
Total Current Assets		58,857
Other Assets:		
Equipment Net of Accumulated Depreciation		-
TOTAL ASSETS		**$58,857**
LIABILITIES & SHAREHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities:		
Advisory Fee Payable	$13,488	
Accrued Income Taxes	940	
Total Current Liabilities		14,428
TOTAL LIABILITIES		14,428
SHAREHOLDERS' EQUITY		
Common Stock	14,500	
Paid-in-Capital	6,500	
Retained Earnings	23,429	
TOTAL SHAREHOLDERS' EQUITY		44,429
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**$58,857**

See Notes to Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF EARNINGS FROM OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commission and Advisory Income	$494,257
Dividend and Interest Income	760
(Gain) Loss on Securities Investment Account	(1,501)
Total Revenues	493,516
OPERATING EXPENSES:	
Commissions	411,155
Office Costs	17,247
Professional Fees	12,717
Computer Usage	8,589
Occupancy Expense	7,400
Filing Fees	7,390
Salary-Officers	6,000
Insurance	5,435
Promotion & Travel	3,575
Dues & Subscriptions	3,145
Depreciation & Amortization	3,024
Newsletter, Postage & Printing	1,721
Telephone	1,311
Payroll Tax	557
Seminars	295
Advertising & Brochures	200
Other Taxes	153
Total Operating Expenses	489,914
Net Income From Operations Before Income Tax	3,602
Provision For Income Tax	940
Net Income from Operations	**2,662**
Retained Earnings - Beginning of Year	20,767
Retained Earnings - End of Year	**$23,429**

See Notes to Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2004 THROUGH DECEMBER 31, 2004

Cash Resources Provided By:

Net Income for the Year		$2,662
Items Not Requiring the Use of Cash		
Depreciation	3,024	
(Gain) Loss on Securities Investment Account	1,501	
Changes in Operating Assets & Liabilities		
Increase in Accounts Receivable	(14,977)	
Increase in Prepaid Expenses	(1,121)	
Acquisition of Equipment	(568)	
Increase in Advisory and Commissions Payable	11,268	
Increase in Short-Term Investments	(656)	
Decrease in Income Tax Payable	828	
		(701)
Cash (Used) From Operating Activities		1,961
Cash Balance - Beginning of Year		7,767
Cash Balance - End of Year		**$9,728**

See Notes to Financial Statements

CAPTITAL MANAGEMENT CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-BUSINESS ACTIVITY

The Company is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. It has been registered with the Securities and Exchange Commission and the State of Illinois Securities Department. The Company was incorporated under laws of the state of Illinois on September 1, 1987.

NOTE 2 - FEDERAL INCOME TAX EXPENSE

The Company has provided for $940 of Income Tax Expense. The current period income of $3,602 at a 22.5% marginal tax rate for income tax purposes adjusted for 50% of promotion expenses.

NOTE 3 - SHORT-TERM INVESTMENTS

The Company is subject to rule 15c 3-1 of the Securities Exchanges Act of 1934 which requires the Company to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1. In addition, net capital shall not be less than $5,000. At December 31, 2004, net capital was $15,664 and the ratio of aggregate indebtedness to net capital was 92%.

NOTE 4 - SHORT-TERM INVESTMENTS

The Company has an investment in a money market account the principal investments of which consist of government obligations. The asset is valued at market value which is equal to $21,897 at December 31, 2004.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC [13]

SEC FILE NO. 8-37924 [14]

FIRM I.D. NO. 19935 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3400 DUNDEE RD SUITE 200 [20]
(No. and Street)

NORTHBROOK [21] IL [22] 60062 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/04 [24]

AND ENDING (MM/DD/YY) 12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MARC DAVIS [30]

(Area Code) — Telephone No. 847-498-8899 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

______ [32] ______ [33]
______ [34] ______ [35]
______ [36] ______ [37]
______ [38] ______ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ___
Manual signatures of:

1) ______
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

CHARLES GRIGSBY & CO. CPA'S

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CHARLES GRIGSBY [70]

ADDRESS

8605 W. BRYN MAWR [71]	CHICAGO [72]	IL [73]	60631 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CAPITAL MANAGEMENT CONSULTANTS, INC

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 019935 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 9,728	200			$ 9,728	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 17,935	550	17,935	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	21,897	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			21,897	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	9,297	735	9,297	930
12. TOTAL ASSETS	$ 31,625	540	$ 27,232	740	$ 58,857	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC — as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	14,428 [1205]	[1385]	14,428 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 14,428 [1230]	$ [1450]	$ 14,428 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		14,500 [1792]
C. Additional paid-in capital		6,500 [1793]
D. Retained earnings		23,429 [1794]
E. Total		44,429 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 44,429 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 58,857 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/04

CAPITAL MANAGEMENT CONSULTANTS, INC

COMPUTATION OF NET CAPITAL

Line	Item		Code		Code
1.	Total ownership equity from Statement of Financial Condition			$ 44,429	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			44,429	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 44,429	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 27,232	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(27,232)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 17,197	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18 1,533	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,533)	3740
10.	Net Capital			$ 15,664	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC — as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Item	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 962	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 10,664	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	$ 14,221	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item		Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 14,428	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 14,428	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 92	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, INC

For the period (MMDDYY) from 01/01/04 [3932] to 12/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(1,501)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		96,772	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		397,589	3975
8. Other revenue		656	3995
9. Total revenue		$ 493,516	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		6,000	4120
11. Other employee compensation and benefits		411,155	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		7,390	4195
15. Other expenses		65,653	4100
16. Total expenses		$ 490,198	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 3318	4210
18. Provision for Federal income taxes (for parent only)		656	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 2,662	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (43,498)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, INC

For the period (MMDDYY) from 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 41,767	4240
A. Net income (loss)		2,662	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 44,429	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, INC as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... N/A [4550]
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 ________ [4335] ________ [4570]
D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 ________ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals